Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Files Technical Reports for Roca Honda, Wate and Sage
Plain Uranium Projects

Lakewood, Colorado – March 19, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has filed an updated mineral resource estimate and preliminary economic assessment for its 60%-owned Roca Honda uranium project, a mineral resource estimate for its 50%-owned high-grade Wate breccia-pipe uranium project, and an updated mineral resource estimate for its 100%-owned Sage Plain uranium/vanadium project. Each of these reports is described in more detail below:

The Roca Honda Project:

The Company has filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”, www.sedar.com) a report titled, “Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, U.S.A.” (the “Roca Honda Technical Report”) dated February 27, 2015, which includes an updated mineral resource estimate and preliminary economic assessment prepared in accordance with National Instrument 43-101, Standards for Disclosure for Mineral Projects, of the Canadian Securities Administration (“NI 43-101”). The Roca Honda Technical Report was prepared by Barton G. Stone, C.P.G., Robert Michaud, P.Eng., Stuart Collins, P.E., Mark Mathisen, C.P.G., and Harold R. Roberts, P.E. and COO of Energy Fuels, each of whom is a “qualified person” within the meaning of NI 43-101. The Roca Honda Technical Report replaces a previous August 6, 2012 technical report on the project.

The new report reflects the economics of toll milling ore at Energy Fuels’ 100%-owned White Mesa Mill, rather than at a new mill which had previously been planned to be constructed closer to the Roca Honda project site. Eliminating construction of a new mill would be expected to have a significant impact on capital costs and the time line for developing the project. Although operating costs for the project are expected to increase as a result of increased transportation costs and the tolling milling charge, the life of mine capital costs are expected to be reduced by approximately $115 million. The Company believes the project is preferable with toll milling, because it is expected to substantially reduce capital costs and the time and licensing risks associated with constructing a new mill.

The project is estimated to have approximately 14.56 million pounds of uranium contained in approximately 1.51 million tons of Measured and Indicated Mineral Resources with an average grade of 0.48% eU3O8. In addition, the project is estimated to have approximately 11.21 million pounds of uranium contained in approximately 1.20 million tons of Inferred Mineral Resources with an average grade of 0.47% eU3O8. Under the base-case scenario contained in the Roca Honda Technical Report, the Roca Honda project is expected to have a 9-year mine life with average annual production of approximately 2.6 million pounds of U3O8 per year.

Wate Project:

The Company has filed on SEDAR a report titled, “NI 43-101 Technical Report on Resources Wate Uranium Breccia Pipe – Northern Arizona, U.S.A.” (the “Wate Technical Report”) dated March 10, 2015, which includes a new mineral resource estimate prepared in accordance with NI 43-101. The Wate Technical Report was prepared by Allan Moran, C.P.G AIPG and Frank A. Daviess, MAusIM, RM SME, each of whom is a “qualified person” within the meaning of NI 43-101.

The Wate project is a high-grade “breccia pipe” uranium deposit located in Northern Arizona. It is held in a joint venture called Wate Mining Company, LLC (“WMC”), which is owned 50% by the Company’s subsidiary, EFR Arizona Strip LLC, and 50% by Uranium One Americas, Inc. EFR Arizona Strip LLC is the manager of the project. The Wate Technical Report was prepared for WMC. According to the Wate Technical Report, the project has a total of approximately 1.12 million pounds of uranium contained in approximately 0.07 million tons of Inferred Mineral Resources with an average grade of 0.79% eU3O8.

The Company has considerable experience mining similar deposits, as the Company has ongoing mining operations at the Pinenut mine, recently completed mining operations at its Arizona 1 project in 2014, and announced that it is preparing to resume development at its Canyon mine. Wate, Pinenut, Canyon, and Arizona 1 are all “breccia pipe” deposits located in Northern Arizona. The Company is currently awaiting the issuance of a state mineral lease for the Wate project. In Arizona, a state mineral lease is similar to a mining permit in other jurisdictions, as it confers the right to mine and ship ores and to conduct all support operations.

Sage Plain Project:

The Company has filed on SEDAR a report titled, “Updated Technical Report on Sage Plain Project (Including the Calliham Mine), San Juan County, Utah, U.S.A.” (the “Sage Plain Technical Report”) dated March 18, 2015, which includes a new mineral resource estimate prepared in accordance with NI 43-101. The Sage Technical Report was prepared by Douglas C. Peters, C.P.G., who is a “qualified person” within the meaning of NI 43-101. The Sage Plain Technical Report replaces a previous December 16, 2011 technical report on the project.

In August 2014, the Company completed the sale of certain non-core mining assets along the Colorado-Utah border, including unpatented mining claims associated with the Sage deposit. As a result, the Company filed this new technical report based on a re-evaluation of data and to include only the rights retained by the Company (the Calliham mine) after removing the Sage claims from the project. According to the new Sage Plain Technical Report, the Sage Plain project has approximately 1.61 million pounds of uranium and 13.26 million pounds of vanadium contained in approximately 0.48 million tons of Measured and Indicated Mineral Resources with an average grade of 0.17% eU3O8 and 1.40% V2O5. In addition, the project is estimated to have approximately .04 million pounds of uranium and 0.28 million pounds of vanadium contained in approximately .01 million tons of Inferred Mineral Resources with an average grade of 0.16% eU3O8 and 1.20% V2O5.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of  U3O8.Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the resource estimate, economic analysis, expected capital reductions, and toll milling arrangements for the Roca Honda Project, the resource estimate and receipt of the state mineral lease for the Wate Project, and the resource estimate for the Sage Plain Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: the resource estimate, economic analysis, expected capital reductions, and toll milling arrangements for the Roca Honda Project, the resource estimate and receipt of the state mineral lease for the Wate Project, and the resource estimate for the Sage Plain Project, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com